UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 13, 2009

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 13 August 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

NEWS RELEASE

Release Time	IMMEDIATE
Date	12 August 2009
Number	17/09

BHP BILLITON RESULTS FOR THE YEAR ENDED 30 JUNE 2009

•	A strong financial result, despite very challenging market conditions.

•	Record net operating cash flow(1) of US$18.9 billion.

•	Underlying EBIT margin(2) of 40.1% and Underlying return on capital of 24.6%.

•	Maintained our strong balance sheet, with net debt of US$5.6 billion, gearing of 12.1% and Underlying EBITDA interest cover of 57 times.

•	Full year dividend of 82 US cents per share, an increase of 17.1%.

•	Capital and exploration expenditure of US$10.7 billion.

•	Four projects approved and formation of the Western Australia Iron Ore production joint venture with Rio Tinto announced.

Year ended 30 June	2009 US$M	2008 US$M	Change %
Revenue	50,211	59,473	(15.6)

Underlying EBITDA(3)	22,275	28,031	(20.5)

Underlying EBIT(3) (4)	18,214	24,282	(25.0)

Profit from operations	12,160	24,145	(49.6)

Attributable profit – excluding exceptional items	10,722	15,368	(30.2)

Attributable profit	5,877	15,390	(61.8)

Net operating cash flow(1)	18,863	17,817	5.9

Basic earnings per share – excluding exceptional items (US cents)	192.7	274.9	(29.9)

Basic earnings per share (US cents)	105.6	275.3	(61.6)

Underlying EBITDA interest coverage (times)(3) (5)	56.8	49.4	15.0

Dividend per share (US cents)	82.0	70.0	17.1

Refer to page 15 for footnotes, including explanations of the non-GAAP measures used in this announcement.

The above financial results are prepared in accordance with IFRS and are unaudited. All references to the prior period are to the year ended 30 June 2008 unless otherwise stated.

News Release

RESULTS FOR THE YEAR ENDED 30 JUNE 2009

Commentary on the Group Results

BHP Billiton’s 2009 financial year results demonstrate the success of our strategy in delivering a consistently strong performance throughout the cycle. Our portfolio of long-life, low-cost and diversified assets continued to yield strong margins and cash flows, despite the pressures of the current economic environment. Our low financial and operational leverage and a strong balance sheet enabled us to continue to invest in future growth.

The past year encompassed both record commodity prices in many products and a collapse in demand, exacerbated by dramatic movements in inventory levels. While the impact of weaker commodity prices and collapsing demand presented a major challenge to many companies, our Underlying EBIT margin and return on capital remained very healthy at 40.1 per cent and 24.6 per cent respectively.

While Underlying EBIT decreased by 25.0 per cent to US$18,214 million, we generated record net operating cash flows (up six per cent to US$18,863 million). The outstanding cash flow result has allowed us to reduce our net debt to US$5,586 million and continue to invest strongly in our capital and exploration programs (US$10,735 million).

The Group’s financial strength has been a clear competitive advantage during the severe economic downturn. It leaves us well positioned to invest in growth and participate in opportunistic mergers and acquisitions. The Western Australia iron ore production joint venture with Rio Tinto is an example of our focused pursuit of capacity growth in Tier One assets. More importantly for our shareholders, our balance sheet strength has allowed us to maintain our progressive dividend policy, increasing our full year dividend by 17.1 per cent to US 82 cents per share.

Nevertheless, we were not insulated from the swift and dramatic economic downturn and took decisive actions in response to changing market conditions. This included the decision not to proceed with the Rio Tinto takeover offers, production adjustments to match decreased demand, the suspension and sale of cash negative operations, and deferral of lower priority capital expenditures.

Outlook

Economic Outlook

Over the past financial year the global economy deteriorated rapidly as a result of a significant decline in consumer demand stemming from the financial crisis. This impacted all countries through lower levels of trade, compounded by falls in private investment. Although economic data over recent months indicates a stabilisation across many key indicators, in general economic indicators remain weak by past standards and any assumption of a quick return to historical trend growth may be premature.

Governments initiated economic stimulus packages have steadied the financial markets in the developed and developing economies. Bank funding costs dropped from recent highs in October 2008 to more normal levels by the end of June 2009. However, credit growth across developed economies remains weak as households and businesses attempt to take the risk out of their balance sheets. Unemployment is still rising in many economies, albeit at a slower rate.

As with all economic stimulus policies, the degree of support will be difficult to measure and there remains uncertainty about economic growth beyond the period of each specific program. In China, the response has been a sharp increase in investment that has accelerated a range of existing infrastructure and construction projects. This has provided strong support to short-term economic growth.

If the recent stabilisation in the key indicators persists, many economies will improve economic output over the short term to rebuild inventory. However, structural economic problems will take time to correct and may hold back growth over the medium term.

BHP Billiton Results for the Year ended 30 June 2009

Commodities Outlook

The 2009 financial year was a year of two distinct periods. The first period was typified by steep falls in prices, essentially across all commodity markets in which BHP Billiton operates. Spot prices for our commodities fell between 50 to 90 per cent over this period as an aggressive de-stocking occurred in all regions. Lower prices led to supply-side cuts of five to 25 per cent year on year across the commodity suite.

While demand in developed markets remains constrained, a brighter outlook has emerged recently from some of the developing markets. China and India demand returned earlier than many expected, as those economies began to re-stock. In China in particular, re-stocking coupled with stimulus package spending, fuelled strong real demand in key commodity-intensive industries such as infrastructure, construction and real estate. In the second half of the financial year, spot prices for our commodities increased by up to 90 per cent from the December 2008 lows. However, despite the recent price rally, commodity prices at the end of the 2009 financial year were generally 20 to 60 per cent lower than at the start of the year.

The commodity re-stocking in China now appears largely complete with substantial inventory build in specific commodities over the last three months at end-user level and in strategic stockpiles. Chinese demand has been exceptionally strong in cases in which imports have replaced higher cost domestic production (such as in iron ore) or where commodities have substituted unavailable products (such as copper cathode for copper scrap). We expect Chinese demand to more accurately reflect real end-user purchasing in the near term. After intensive de-stocking, there is emerging evidence of demand improving in North America, Europe and Japan. It is too early to tell whether this improvement is driven only by a re-stocking or a combination of re-stocking and real demand. Real demand following the stimulus spending will be the key to a sustainable price recovery. However, further improvements in commodity prices in the short term should be viewed in the context of the likely supply responses from latent capacity across the industry.

In the long term we continue to expect strong growth in demand for our commodities. As we have consistently stated, long term prices will continue to be driven by the long-run marginal cost of supply. With reduced capital investment over the past year, supply may struggle to keep pace with demand in the medium term when growth recovers.

News Release

Growth Projects

During the period, we completed six major projects (one manganese and five oil and gas projects). In addition, the Alumar Refinery Expansion (alumina) delivered first production on 9 July 2009. Highlighting our commitment to long term growth, we sanctioned a total of US$5,850 million of investments in one iron ore and three oil and gas projects. Subsequent to the financial year end on 24 July 2009, we announced the approval of the MAC 20 (energy coal) project at Hunter Valley Coal (Australia) operations.

Completed projects

Customer Sector Group	Project	Capacity (i)	Capital expenditure (US$M) (i)				Date of initial production (ii)
			Budget		Actual		Target	Actual
Petroleum	Neptune (USA) BHP Billiton – 35%	50,000 barrels of oil and 50 million cubic feet of gas per day (100%)	405	(iv)	418		Q1 2008	Q3 2008

	North West Shelf 5th Train (Australia) BHP Billiton – 16.67%	LNG processing capacity 4.4 million tonnes per annum (100%)	350		357		H2 2008	H2 2008

	North West Shelf Angel (Australia) BHP Billiton – 16.67%	800 million cubic feet of gas per day and 50,000 barrels of condensate per day (100%)	200		168		H2 2008	H2 2008

	Shenzi (USA) BHP Billiton – 44%	100,000 barrels of oil and 50 million cubic feet gas per day (100%)	1,940		1,940	(iii)	Mid 2009	Q1 2009

	Atlantis North (USA) BHP Billiton – 44%	Tie back to Atlantis South	185		185	(iii)	H2 2009	H1 2009

Aluminium	Alumar Refinery Expansion (Brazil) BHP Billiton – 36%	2 million tonnes per annum of alumina (100%)	900	(iv)	900	(iii)	Q2 2009	Q3 2009	(iv)

Manganese	Gemco (Australia) BHP Billiton – 60%	1 million tonnes per annum manganese concentrate (100%)	110		93		H1 2009	H1 2009

			4,090		4,061

(i)	All references to capital expenditure and capacity are BHP Billiton’s share unless noted otherwise.
(ii)	References are based on calendar years.
(iii)	Number subject to finalisation. For projects where capital expenditure is required after initial production, the costs represent the estimated total capital expenditure.
(iv)	As per revised budget and schedule.

BHP Billiton Results for the Year ended 30 June 2009

Projects currently under development (approved in prior years)

Customer Sector Group	Project	Capacity (i)	Budgeted capital expenditure (US$M) (i)	Target date for initial production (ii)
Petroleum	Pyrenees (Australia) BHP Billiton – 71.43%	96,000 barrels of oil and 60 million cubic feet of gas per day (100%)	1,200	H1 2010

	Bass Strait Kipper (Australia) BHP Billiton – 32.5% - 50%	10,000 barrels of condensate per day and processing capacity of 80 million cubic feet gas per day (100%)	500	2011

	North West Shelf North Rankin B (Australia) BHP Billiton – 16.67%	2,500 million cubic feet of gas per day (100%)	850	2012

Aluminium	Worsley Efficiency and Growth (Australia) BHP Billiton – 86%	1.1 million tonnes per annum (100%)	1,900	H1 2011

Iron Ore	WA Iron Ore Rapid Growth Project 4 (Australia) BHP Billiton – 86.2%	26 million tonnes per annum of additional iron ore system capacity (100%)	1,850	H1 2010

Energy Coal	Klipspruit (South Africa) BHP Billiton – 100%	1.8 million tonnes per annum export and 2.1 million tonnes per annum domestic thermal coal	450	H2 2009

	Douglas-Middelburg Optimisation (South Africa) BHP Billiton – 100%	10 million tonnes per annum export thermal coal and 8.5 million tonnes per annum domestic thermal coal (sustains current output)	975	Mid 2010

	Newcastle Third Port Project (Australia) BHP Billiton – 35.5%	30 million tonnes per annum export coal loading facility (100%)	390	2010

			8,115

(i)	All references to capital expenditure and capacity are BHP Billiton’s share unless noted otherwise.
(ii)	References are based on calendar years.

Projects approved since June 2008

Customer Sector Group	Project	Capacity (i)	Budgeted capital expenditure (US$M) (i)	Target date for initial production (ii)
Petroleum	Bass Strait Turrum (Australia) BHP Billiton – 50%	11,000 barrels of condensate per day and processing capacity of 200 million cubic feet of gas per day (100%)	625	2011

	North West Shelf CWLH Extension (Australia) BHP Billiton – 16.67%	Replacement vessel with capacity of 60,000 barrels of oil per day (100%)	245	2011

	Angostura Gas Phase II (Trinidad and Tobago) BHP Billiton – 45%	280 million cubic feet of gas per day (100%)	180	H1 2011

Iron Ore	WA Iron Ore Rapid Growth Project 5 (Australia) BHP Billiton – 85%	50 million tonnes per annum additional iron ore system capacity (100%)	4,800	H2 2011

			5,850

(i)	All references to capital expenditure and capacity are BHP Billiton’s share unless noted otherwise.
(ii)	References are based on calendar years.

News Release

The Income Statement

To provide clarity into the underlying performance of our operations, we present Underlying EBIT which is a measure used internally and in our Supplementary Information that excludes any exceptional items. The differences between Underlying EBIT and Profit from operations are set out in the following table:

Year ended 30 June	2009 US$M	2008 US$M
Underlying EBIT	18,214	24,282

Exceptional items (before taxation)	(6,054)	(137)

Profit from operations	12,160	24,145

Refer to page 9 for further details of the Exceptional items.

Underlying EBIT

The following table and commentary describes the approximate impact of the principal factors that affected Underlying EBIT for the year ended June 2009 compared with the year ended June 2008:

	US$M	US$M
Underlying EBIT for the year ended 30 June 2008		24,282

Change in volumes:
Increase in volumes	158

Decrease in volumes	(2,523)

		(2,365)

Net price impact:
Change in sales prices	(3,994)

Price-linked costs	12

		(3,982)

Change in costs:
Costs (rate and usage)	(2,528)

Exchange rates	2,456

Inflation on costs	(601)

		(673)

Asset sales		(81)

Ceased and sold operations		15

New and acquired operations		(158)

Exploration and business development		(104)

Other		1,280

Underlying EBIT for the year ended 30 June 2009		18,214

Volumes

Lower sales volumes (predominantly in Base Metals and Manganese) reduced Underlying EBIT by US$2,523 million. Copper sales volumes were impacted by lower ore grade and reduced output from milling operations at Escondida (Chile). Manganese sales volumes decreased significantly due to weaker demand.

This was partially offset by stronger volumes, predominantly in Iron Ore, which increased Underlying EBIT by US$158 million.

BHP Billiton Results for the Year ended 30 June 2009

Prices

Underlying EBIT decreased by US$3,994 million (excluding the impact of newly commissioned projects) due to changes in commodity prices. Lower average realised prices for commodities such as crude oil, copper, nickel, aluminium, alumina and diamonds reduced Underlying EBIT by US$10,193 million. Despite the prices rallying in the second half of the financial year, spot commodity prices as at 30 June 2009 were generally 20 to 60 per cent lower than at the start of the financial year. This was partially offset by higher average realised prices for metallurgical coal, iron ore, manganese and thermal coal which increased Underlying EBIT by US$6,199 million.

Price-linked costs were largely in line with the corresponding period. Decreased charges for third party nickel ore and more favourable rates for copper treatment and refining charges (TCRCs) were offset by higher royalty costs.

Costs

Costs increased by US$2,528 million compared to the corresponding period. This included the impact of higher non-cash costs of US$153 million. The bulk of the cost increases took place in the first half of the financial year.

Production costs were well controlled despite the inefficiency of lower volumes. Discretionary costs previously incurred to maximise production to realise high prices in the first half of the financial year were successfully reduced. We have also successfully negotiated lower contract prices for some of our key supply contracts.

While we continue to focus on cost containment, the benefits of falling input prices will have a lagged effect on reducing costs. Approximately US$601 million of the increase was due to higher costs for fuel and energy, and raw materials such as coke, sulphuric acid, pitch and explosives. In addition, labour and contractor costs have increased by US$578 million.

One-off costs such as the severe weather interruptions in Queensland and the furnace rebuild at the Kalgoorlie Nickel Smelter (Australia) had an adverse impact of US$561 million.

Operating costs were largely flat in real terms, including the benefit of lower exchange rates.

Exchange rates

Despite the recent strength in the Australian dollar and South African rand versus the US dollar, exchange rate movements positively impacted Underlying EBIT by US$2,456 million. The Australian operations’ Underlying EBIT increased by US$2,085 million due to a generally weaker Australian dollar. The depreciation of the South African rand also positively impacted Underlying EBIT by US$225 million.

The following exchange rates against the US dollar have been applied:

	Year ended 30 June 2009 Average	Year ended 30 June 2008 Average	30 June 2009 Closing	30 June 2008 Closing
Australian dollar ( i)	0.75	0.90	0.81	0.96

Chilean peso	582	489	530	522

Colombian peso	2,205	1,935	2,159	1,899

Brazilian real	2.08	1.78	1.95	1.60

South African rand	9.01	7.29	7.82	7.91

(i)	Displayed as US$ to A$1 based on common convention.

Inflation on costs

Inflationary pressures on input costs across all our businesses had an unfavourable impact on Underlying EBIT of US$601 million. The inflationary pressures were most evident in Australia, South Africa and South America.

News Release

Asset Sales

The sale of assets reduced Underlying EBIT by US$81 million. This was mainly due to the sale of the Elouera mine (Illawarra Coal, Australia) and other Queensland Coal mining leases in the corresponding period. However, this was in part offset by the profit on sale of Petroleum leases located offshore of Western Australia.

Ceased and sold operations

The favourable impact of US$15 million was mainly due to higher insurance recoveries for closed operations.

New and acquired operations

New greenfield operations will remain in new and acquired variance until there is a full year comparison. Atlantis and Stybarrow operations (both USA), which were commissioned in the prior year, contributed to a negative variance of US$258 million. This was due to lower realised prices, partially offset by higher sales volumes. Shenzi and Neptune (both USA) operations which were commissioned during the financial year generated US$100 million Underlying EBIT during the 2009 financial year.

Exploration and business development

Exploration expense for the year was US$1,074 million, an increase of US$168 million. The main expenditure for Petroleum was on targets in the Gulf of Mexico (USA), Malaysia and Australia. We are also progressing with minerals exploration activities in Western Australia Iron Ore and potash in Saskatchewan, Canada. During the financial year, we incurred US$94 million of exploration expense for potash.

Expenditure on business development was US$64 million lower than last year. This was mainly due to lower spending on the pre-feasibility study for the Olympic Dam expansion project and business development activities for diamonds projects. The draft Environmental Impact Statement (EIS) for the Olympic Dam expansion has been submitted to the Federal, South Australian and Northern Territory Governments for review. Project activities have been modified to that necessary to support the approvals process and the study of a number of mining and processing technology options.

Other

Other items increased Underlying EBIT by US$1,280 million, predominantly due to the contribution of third party product sales and the reversal of unrealised losses on derivative contracts.

Net finance costs

Net finance costs decreased to US$543 million, from US$662 million in the corresponding period. This was driven predominantly by lower interest rates and foreign exchange impacts, partly offset by lower capitalised interest.

Taxation expense

The taxation expense including tax on exceptional items was US$5,279 million. This represents an effective rate of 45.4 per cent on profit before tax including exceptional items of US$11,617 million. Excluding the impacts of exceptional items the taxation expense was US$6,488 million.

Exchange rate movements increased the taxation expense by US$444 million. The weaker Australian dollar against the US dollar has significantly reduced the Australian deferred tax assets for future tax depreciation since 30 June 2008. This was partly offset by the devaluation of local currency tax liabilities due to the stronger US dollar. Royalty-related taxation represents an effective rate of 4.3 per cent for the current period.

Excluding the impacts of royalty-related taxation, the impact of exchange rate movements included in taxation expense and tax on exceptional items, the underlying effective rate was 31.4 per cent.

BHP Billiton Results for the Year ended 30 June 2009

Exceptional Items

On 21 January 2009 the Group announced the suspension of operations at the Ravensthorpe nickel operations (Australia) and as a consequence stopped the processing of the mixed nickel cobalt hydroxide product at Yabulu (Australia). As a result, charges relating to impairment, increased provisions for contract cancellation, redundancy and other closure costs of US$3,615 million (US$1,076 million tax benefit) were recognised. This exceptional item does not include the loss from operations of Ravensthorpe nickel operations of US$173 million.

On 3 July 2009 the Group announced the sale of the Yabulu nickel operations. As a result, impairment charges of US$510 million (US$nil tax benefit) were recognised in addition to those recognised on suspension of the Ravensthorpe nickel operations. As a result of the sale, deferred tax assets of US$175 million are no longer expected to be realised by the Group and were recognised as a charge to income tax expense. The remaining assets and liabilities of the Yabulu operations have been classified as held for sale as at 30 June 2009.

As part of the Group’s regular review of the long term viability of operations, a total charge of US$665 million (US$23 million tax expense) was recognised primarily in relation to the decisions to cease development of the Maruwai Haju trial mine (Indonesia), sell the Suriname operations, suspend copper sulphide mining operations at Pinto Valley (US) and cease the pre-feasibility study at Corridor Sands (Mozambique). The remaining assets and liabilities of the Suriname operations have been classified as held for sale as at 30 June 2009.

A further charge of US$306 million (US$86 million tax benefit) was recognised primarily in relation to the deferral of expansions at the Nickel West operations (Australia), deferral of the Guinea Alumina project (Guinea) and the restructuring of the Bayside Aluminium Casthouse operations (South Africa).

The Group recognised a charge of US$508 million (US$152 million tax benefit) for additional rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia). The increase in obligations relate to changes in the estimated volume of sediment in the Hunter River requiring remediation and treatment, and increases in estimated treatment costs.

The Group’s offers for Rio Tinto lapsed on 27 November 2008 following the Board’s decision that it believed that completion of the offers was no longer in the best interests of BHP Billiton shareholders. The Group incurred fees associated with the US$55 billion debt facility (US$156 million cost, US$31 million tax benefit), investment bankers’, lawyers’ and accountants fees, printing expenses and other charges (US$294 million cost, US$62 million tax benefit) up to the lapsing of the offers which have been expensed in the year ended 30 June 2009.

Year ended 30 June 2009	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Suspension of Ravensthorpe nickel operations	(3,615)	1,076	(2,539)
Announced sale of Yabulu refinery	(510)	(175)	(685)
Withdrawal or sale of other operations	(665)	(23)	(688)
Deferral of projects and restructuring of operations	(306)	86	(220)
Newcastle steelworks rehabilitation	(508)	152	(356)
Lapsed offers for Rio Tinto	(450)	93	(357)

	(6,054)	1,209	(4,845)

Exceptional items by segment
Aluminium	(313)	14	(299)
Base Metals	(295)	(14)	(309)
Diamonds and Specialty Products	(70)	—	(70)
Stainless Steel Materials	(4,332)	964	(3,368)
Metallurgical Coal	(86)	—	(86)
Group and unallocated	(958)	245	(713)

	(6,054)	1,209	(4,845)

News Release

Cash Flows

Net operating cash flow after interest and tax increased by 5.9 per cent to US$18,863 million. This was primarily attributable to higher cash generated from operating activities and a decrease in receivables, partly offset by increases in other working capital items.

Capital and exploration expenditure totalled US$10,735 million for the period. Expenditure on major growth projects was US$7,464 million, including US$1,851 million on Petroleum projects and US$5,613 million on Minerals projects. Capital expenditure on sustaining and other items was US$2,028 million. Exploration expenditure was US$1,243 million, including US$234 million which has been capitalised.

Financing cash flows include net debt proceeds of US$3,929 million and increased dividend payments of US$4,563 million.

Net debt, comprising cash and interest-bearing liabilities, was US$5,586 million, a decrease of US$2,872 million, or 34.0 per cent, compared to 30 June 2008. Gearing, which is the ratio of net debt to net debt plus net assets, was 12.1 per cent at 30 June 2009, compared with 17.8 per cent at 30 June 2008.

Dividend

BHP Billiton maintains a progressive dividend policy and our Board today declared a final dividend for the year of 41 US cents per share. Together with the interim dividend of 41 US cents per share paid to shareholders on 17 March 2009, this brings the total dividend for the year to 82 US cents per share.

The dividend to be paid by BHP Billiton Limited will be fully franked for Australian taxation purposes. Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars, and BHP Billiton Plc dividends are mainly paid in pounds sterling and South African rand to shareholders on the UK section and the South African section of the register, respectively. Currency conversions will be based on the foreign currency exchange rates on the Record Date, except for the conversion into South African rand, which will take place on the last day to trade on JSE Limited, being 28 August 2009. Please note that all currency conversion elections must be registered by the Record Date, being 4 September 2009. Any currency conversion elections made after this date will not apply to this dividend.

The timetable in respect of this dividend will be:

Last day to trade cum dividend on JSE Limited and currency conversion into Rand	28 August 2009
Ex-dividend Australian Securities Exchange (ASX)	31 August 2009
Ex-dividend Johannesburg Stock Exchange (JSE)	31 August 2009
Ex-dividend London Stock Exchange (LSE)	2 September 2009
Ex-dividend New York Stock Exchange (NYSE)	2 September 2009
Record date (including currency conversion and currency election dates, except for Rand)	4 September 2009
Payment date	25 September 2009

American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly.

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 31 August and 4 September 2009, both dates inclusive. Transfers between the UK and South African sections of the register will not be permitted between the dates of 28 August and 4 September 2009, both dates inclusive.

Details of the currency exchange rates applicable for the dividend will be announced to the relevant stock exchanges following conversion and will appear on the Group’s website.

BHP Billiton Results for the Year ended 30 June 2009

Debt Management and Liquidity

Despite the challenging market environment, our strong credit rating has enabled us to access the debt capital markets in order to diversify our funding sources and maturity profiles. These funds were raised on very attractive terms.

In March 2009, we issued a two tranche Global Bond under a debt shelf registration statement, which had been previously filed with the US Securities and Exchange Commission. The Global Bond comprises US$1,500 million 5.5 per cent Senior Notes due 2014 and US$1,750 million 6.5 per cent Senior Notes due 2019.

In the same month we issued a two tranche Euro Bond. This comprises of €1,250 million of 4.75 per cent Euro Bonds due April 2012 and €1,000 million of 6.375 per cent Euro Bonds due April 2016.

The proceeds for both were used for general corporate purposes.

The Group currently has access to the US commercial paper market and a committed and undrawn US$3.0 billion Revolving Credit Facility, which expires in October 2011.

Corporate Governance

On 14 August 2008, the Board announced the appointment of non-executive Directors Mr Alan Boeckmann and Mr Keith Rumble to the BHP Billiton Board with effect from 1 September 2008.

On 18 June 2009, the Board announced the appointment of non-executive Director Mr Wayne Murdy to the BHP Billiton Board with effect from 18 June 2009.

On 4 August 2009, the Board announced that Mr Jac Nasser will succeed Mr Don Argus as Chairman when Mr Argus retires as Chairman and a Non-executive Director in early 2010.

CUSTOMER SECTOR GROUP SUMMARY

The following table provides a summary of the performance of the Customer Sector Groups for the year ended 30 June 2009 and the corresponding prior year.

Year ended 30 June (US$M)	Revenue			Underlying EBIT (i)
	2009	2008	Change %	2009	2008	Change %
Petroleum	7,211	8,382	(14.0)	4,085	5,485	(25.5)

Aluminium	4,151	5,746	(27.8)	192	1,465	(86.9)

Base Metals	7,105	14,774	(51.9)	1,292	7,989	(83.8)

Diamonds and Specialty Products	896	969	(7.5)	145	189	(23.3)

Stainless Steel Materials	2,355	5,088	(53.7)	(854)	1,275	(167.0)

Iron Ore	10,048	9,455	6.3	6,229	4,631	34.5

Manganese	2,536	2,912	(12.9)	1,349	1,644	(17.9)

Metallurgical Coal	8,087	3,941	105.2	4,711	937	402.8

Energy Coal	6,524	6,560	(0.5)	1,460	1,057	38.1

Group and unallocated items(ii)	1,469	1,805	N/A	(395)	(390)	N/A

Less: inter-segment revenue	(171)	(159)	N/A	—	—	—

BHP Billiton Group	50,211	59,473	(15.6)	18,214	24,282	(25.0)

(i)	Underlying EBIT includes trading activities comprising the sale of third party product. Underlying EBIT is reconciled to Profit from operations on page 6.
(ii)	Includes consolidation adjustments, unallocated items and external sales from the Group’s freight, transport and logistics operations.

News Release

Petroleum

Underlying EBIT was US$4,085 million, a decrease of US$1,400 million, or 25.5 per cent, compared to last year. The decrease in Underlying EBIT was mainly due to lower average realised oil prices per barrel of US$66.18 (compared with US$96.27), lower average realised natural gas prices of US$3.68 per thousand standard cubic feet (compared with US$3.87) partially offset by higher average realised prices for liquefied natural gas (LNG) of US$12.07 per thousand standard cubic feet (compared with US$8.95). LNG prices for the year were favourably impacted by the recognition of pricing settlements related to prior periods.

Production was a record of 137.2 million barrels of oil equivalent, which was six per cent higher than the prior year. We have achieved a nine per cent compound annual growth rate for production between the 2007 to 2009 financial year. This was due to a series of growth projects in the Gulf of Mexico (USA) and Western Australia, and excellent uptime performance from operated facilities. This strong growth was achieved despite the impact of hurricanes and natural field declines.

Gross exploration expenditure was US$548 million, of which US$400 million was expensed. We have continued to replenish our exploration inventory and acquired exploration rights to seven deepwater blocks offshore Western India and were awarded an additional 28 leases in the Gulf of Mexico lease sale process. Evaluation work has commenced, or continues, on the significant acreage position we have acquired over recent years.

Aluminium

Underlying EBIT was US$192 million, a decrease of US$1,273 million or 86.9 per cent from the corresponding period. Lower LME prices and premiums for aluminium had an unfavourable impact of US$1,293 million. This was partially offset by a US$131 million positive impact of price-linked costs. The average LME aluminium price decreased to US$1,862 per tonne (compared with US$2,668 per tonne).

Higher operating costs also had an adverse impact. This was due to higher charges for raw materials, mainly as a result of increased coke and caustic prices and higher energy costs. Underlying EBIT was also adversely impacted by the closure of the B and C potlines at Bayside Aluminium. However, the benefit of a stronger US dollar and a strong focus on business improvement initiatives reduced the full impact of cost increases.

Favourable embedded derivatives revaluation increased Underlying EBIT by US$170 million.

Base Metals

Underlying EBIT was US$1,292 million, a decrease of US$6,697 million or 83.8 per cent from the corresponding period.

A significant reduction in average realised prices decreased Underlying EBIT by US$5,532 million. This includes the impact of Escondida forward contracts losses which decreased Underlying EBIT by US$269 million. With the exception of gold, average realised prices for all the commodities in Base Metals were lower compared to last year.

Lower sales volumes reduced Underlying EBIT by US$1,211 million. Copper sales volumes were impacted by lower ore grade and reduced output from milling operations at Escondida. This was partially offset by the continued ramp up of Spence and Escondida Sulphide Leach (both Chile).

Also impacting Underlying EBIT were higher costs in the period, mostly due to the impact of lower grades at Escondida and higher energy, acid and labour charges. The effect of inflation in Chile and Australia also impacted costs negatively. Cost increases were partially mitigated by continued cost reduction programs particularly in unwinding discretionary costs previously incurred to take advantage of high prices. This has resulted in unit cost improvements, especially in the second half of the year. A stronger US dollar and lower purchases of third party uranium from the spot market also reduced costs.

BHP Billiton Results for the Year ended 30 June 2009

Provisional pricing of outstanding copper shipments, including the impact of finalisations, resulted in the average realised price for the reporting period being US$1.92/lb versus an average LME price of US$2.23/lb. The average realised price was US$3.62/lb for the corresponding period last year. The negative impact of provisional pricing and finalisations for the period was US$936 million. Outstanding copper volumes, subject to the fair value measurement, amounted to 234,871 tonnes at 30 June 2009. These were re-valued at a weighted average price of US$4,946 per tonne, or US$2.24/lb.

Diamonds and Specialty Products

Underlying EBIT was US$145 million, a decrease of $44 million compared with last year. Underlying EBIT at EKATI (Canada) was impacted by lower diamonds sales volumes and a reduction in average realised prices. This was offset by a stronger US dollar, higher value per carat of production and improved plant recoveries. There was also an increase in exploration costs due to increased spending on potash in Canada which was offset by lower diamonds exploration.

Stainless Steel Materials

Underlying EBIT was a loss of US$854 million, a decrease of US$2,129 million compared with the corresponding period. This was mainly due to lower average LME prices for nickel of US$6.03/lb (compared to US$13.00/lb) reducing Underlying EBIT (net of price linked costs) by US$1,995 million. The positive impact of price-linked costs was US$496 million.

The furnace rebuild at the Kalgoorlie Nickel Smelter and concurrent maintenance at the Kwinana Nickel Refinery (both Australia) adversely impacted Underlying EBIT by US$338 million.

Operational costs were largely flat, as increased mining costs and inflationary pressures in Australia, were offset by a favourable impact of the weaker Australian dollar against the US dollar.

Underlying EBIT was higher due to increased production at Cerro Matoso (Colombia), which had been impacted by an industrial stoppage in the 2008 financial year. Underlying EBIT was also positively impacted by US$46 million following the indefinite suspension of operations at Ravensthorpe and the Yabulu Extension Project in January 2009. Total operating loss for the year from these operations was US$267 million.

Iron Ore

Underlying EBIT of US$6,229 million increased significantly by US$1,598 million or 34.5 per cent. This was mainly driven by higher average realised prices, which increased the Underlying EBIT by US$939 million.

Our Western Australian Iron Ore operations achieved record production and sales due to the full ramp up of Rapid Growth Project 3. However, our operations were interrupted by safety incidents, maintenance and tie-in activities associated with Rapid Growth Project 4. During the period, 68 per cent of Western Australia Iron Ore shipments on a wet metric tonne basis were based on annually agreed pricing.

Samarco (Brazil) production and sales were adversely impacted by weaker pellets demand.

Overall operating costs were lower than last year and increased Underlying EBIT. The favourable impact of the stronger US dollar was partially offset by higher costs associated with the uncommissioned projects and safety initiatives.

News Release

Manganese

Underlying EBIT was US$1,349 million, a decrease of US$295 million or 17.9 per cent.

The 2009 financial year was a year of two distinct periods for manganese. The year started with record demand and sales prices for alloy and ore. As such, the Underlying EBIT for the first half of the financial year was US$1,245 million. However, as a result of the sharp contraction in demand exacerbated by dramatic de-stocking activities, average realised ore prices fell by 63 per cent and alloy prices by 48 per cent in the second half of the 2009 financial year.

In addition, production and sales decreased in line with weaker demand. Manganese ore sales were 37.9 per cent lower and alloy sales were 37.1 per cent lower than the comparative period. Production costs were well controlled despite the inefficiency of reduced volumes. Discretionary costs previously incurred to maximise production to realise record prices were successfully unwound.

Metallurgical Coal

Underlying EBIT was US$4,711 million, an increase of US$3,774 million, or 402.8 per cent from the corresponding period. This increase was mainly due to the higher realised prices for hard coking coal (125 per cent), weak coking coal (121 per cent) and thermal coal (17 per cent). This was partly offset by a negative impact of price-linked royalty costs. Higher royalty costs associated with the introduction of a new royalty structure in Queensland and New South Wales reduced Underlying EBIT by US$144 million.

The cost impact attributable to the recovery from the rainfall events at Queensland Coal had an unfavourable impact of US$122 million in the period. Other operating costs were higher due to inflationary pressures, and increased labour and contractor charges. This was offset by a favourable impact of the weaker Australian dollar against the US dollar.

In addition, in the corresponding period, profit on the sales of Elouera mine (Australia) and Queensland coal mining leases were realised.

Energy Coal

Underlying EBIT was US$1,460 million, an increase of US$403 million, or 38.1 per cent from the corresponding period. This was mainly due to higher average export prices in the first half of the financial year. In addition, favourable exchange rate movements, earnings on trading activities and record sales volumes from Hunter Valley Coal (Australia) and Cerrejon Coal (Colombia) also increased Underlying EBIT.

These gains were partially offset by lower production at BECSA (South Africa), higher costs due to inflationary pressures, increased raw materials and labour and contractor costs.

Group and Unallocated items

Underlying EBIT was a loss of US$395 million, which was in line with the corresponding period. This was due to higher insurance costs, offset by favourable exchange rate movements.

BHP Billiton Results for the Year ended 30 June 2009

The following notes explain the terms used throughout this profit release:

(1)	Net operating cash flows are after net interest and taxation.

(2)	Underlying EBIT margin is calculated net of third party product activities.

(3)	Underlying EBIT is earnings before net finance costs and taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation of US$4,061 million (excluding exceptional items of US$4,450 million) for the year ended 30 June 2009 and US$3,749 million for year ended 30 June 2008 (excluding exceptional items of US$137 million). We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

(4)	Underlying EBIT is used to reflect the underlying performance of BHP Billiton’s operations. Underlying EBIT is reconciled to Profit from operations on page 6.

(5)	Net interest includes capitalised interest and excludes the effect of discounting on provisions and other liabilities, net fair value change on hedged loans, net of hedging derivatives, exchange differences arising on net debt and return on pension plan assets.

(6)	Unless otherwise stated, production volumes exclude suspended and sold operations.

Forward-looking statements: Certain statements in this release are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, including statements regarding the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as “intends,” “expects,” “anticipates,” “targets,” “plans,” “estimates” and words of similar import. These statements are based on current expectations and beliefs and numerous assumptions regarding BHP Billiton’s present and future business strategies and the environments in which BHP Billiton will operate in the future and such assumptions, expectations and beliefs may or may not prove to be correct and by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially.

Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to, the risk factors discussed in BHP Billiton’s filings with the U.S. Securities and Exchange Commission (“SEC”) (including in Annual Reports on Form 20-F) which are available at the SEC’s website (http://www.sec.gov). BHP Billiton undertakes no duty to update any forward-looking statements in this release.

This release is for information purposes only and should not be construed as either an offer to sell or a solicitation of an offer to buy or sell securities in any jurisdiction.

News Release

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com

Peter Ogden, Media Relations Tel: +61 3 9609 2812 Mobile: +61 428 599 190 email: Peter.Ogden@bhpbilliton.com	Louise Campbell, Investor Relations Tel: +44 20 7802 4030 Mobile: +44 7789 654 398 email: Louise.Campbell@bhpbilliton.com

Kelly Quirke, Media Relations Tel: +61 3 9609 2896 Mobile: +61 429 966 312 email: Kelly.Quirke@bhpbilliton.com	Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com

Leng Lau, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 403 533 706 email: Leng.Y.Lau@bhpbilliton.com	United States Scott Espenshade, Investor Relations Tel: +1 713 599 6431 Mobile: +1 713 208 8565 email: Scott.Espenshade@bhpbilliton.com

South Africa Bronwyn Wilkinson, Investor and Media Relations Tel: +44 20 7802 4015 Mobile: +44 7500 785 892 email: Bronwyn.Wilkinson@bhpbilliton.com	Ruban Yogarajah, Media Relations Tel: US +1 713 966 2907 or UK +44 20 7802 4033 Mobile: UK +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

A member of the BHP Billiton group which is headquartered in Australia

BHP Billiton Results for the Year ended 30 June 2009

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BHP BILLITON GROUP

FINANCIAL INFORMATION

For the year ended

30 June 2009

BHP Billiton Results for the Year ended 30 June 2009

The financial information included in this document for the year ended 30 June 2009 is unaudited and has been derived from the draft financial report of the BHP Billiton Group for the year ended 30 June 2009. The financial information does not constitute the Group’s full financial statements for the year ended 30 June 2009, which will be approved by the Board, reported on by the auditors, and subsequently filed with the UK Registrar of Companies and the Australian Securities and Investments Commission.

The financial information set out on pages 20 to 34 for the year ended 30 June 2009 has been prepared on the basis of accounting policies consistent with those applied in the 30 June 2008 financial statements contained within the Annual Report of the BHP Billiton Group, except for the following standards and interpretations which have been adopted for the year ended 30 June 2009:

•

Amendments to IAS 27/AASB 127 ‘Consolidated and Separate Financial Statements’ which have been early adopted remove the definition of the cost method resulting in all dividends being recognised as income as well as prescribing accounting for the insertion of new parent entities into a group.

•

IFRIC 12/AASB Interpretation 12 ‘Service Concession Arrangements’ addresses accounting for obligations undertaken and the rights received in service concession arrangements by service concession operators.

•

IFRIC 14/AASB Interpretation 14 ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ explains how to assess the limit on the amount of the surplus that can be recognised as an asset for defined benefit funds in IAS 19/AASB 119 ‘Employee Benefits’.

The comparative figures for the financial years ended 30 June 2008 and 30 June 2007 are not the statutory accounts of the BHP Billiton Group for those financial years. Those accounts have been reported on by the Company’s auditors and delivered to the Registrar of Companies. The reports of the auditors were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under Section 237(2) or (3) of the UK Companies Act 1985.

All amounts are expressed in US dollars unless otherwise stated. The BHP Billiton Group’s presentation currency and the functional currency of the majority of its operations is US dollars as this is the principal currency of the economic environment in which it operates.

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures. Amounts in this financial information have, unless otherwise indicated, been rounded to the nearest million dollars.

Financial Information

Consolidated Income Statement

for the year ended 30 June 2009

	Notes	Year ended 30 June 2009 US$M	Year ended 30 June 2008 US$M	Year ended 30 June 2007 US$M
Revenue
Group production		44,113	51,918	41,271
Third party product	1	6,098	7,555	6,202

Revenue	1	50,211	59,473	47,473
Other income		589	648	621
Expenses excluding net finance costs		(38,640)	(35,976)	(28,370)

Profit from operations	1	12,160	24,145	19,724

Comprising:
Group production		11,657	24,529	19,650
Third party product		503	(384)	74

		12,160	24,145	19,724

Financial income	4	309	293	264
Financial expenses	4	(852)	(955)	(776)

Net finance costs	4	(543)	(662)	(512)

Profit before taxation		11,617	23,483	19,212

Income tax expense		(4,784)	(6,798)	(5,305)
Royalty related taxation (net of income tax benefit)		(495)	(723)	(411)

Total taxation expense	5	(5,279)	(7,521)	(5,716)

Profit after taxation		6,338	15,962	13,496

Profit attributable to minority interests		461	572	80
Profit attributable to members of BHP Billiton Group		5,877	15,390	13,416

Earnings per ordinary share (basic) (US cents)	6	105.6	275.3	229.5
Earnings per ordinary share (diluted) (US cents)	6	105.4	274.8	228.9

Dividends per ordinary share – paid during the period (US cents)	7	82.0	56.0	38.5
Dividends per ordinary share – declared in respect of the period (US cents)	7	82.0	70.0	47.0

The accompanying notes form part of this financial information.

BHP Billiton Results for the Year ended 30 June 2009

Consolidated Statement of Recognised Income and Expense

for the year ended 30 June 2009

	Notes	Year ended 30 June 2009 US$M	Year ended 30 June 2008 US$M	Year ended 30 June 2007 US$M
Profit after taxation		6,338	15,962	13,496
Amounts recognised directly in equity
Actuarial (losses)/gains on pension and medical schemes		(227)	(96)	79
Available for sale investments:
Net valuation gains/(losses) taken to equity		3	(76)	147
Net valuation losses transferred to the income statement		58	—	—
Cash flow hedges:
Gains/(losses) taken to equity		710	(383)	(50)
Realised losses transferred to the income statement		22	73	—
Unrealised gain transferred to the income statement		(48)	—	—
Gains transferred to the initial carrying amount of hedged items		(26)	(190)	(88)
Exchange fluctuations on translation of foreign operations		27	(21)	12
Tax on items recognised directly in, or transferred from, equity		(253)	306	82

Total amounts recognised directly in equity		266	(387)	182

Total recognised income and expense		6,604	15,575	13,678

Attributable to minority interests	8	458	571	82
Attributable to members of BHP Billiton Group	8	6,146	15,004	13,596

The accompanying notes form part of this financial information.

Financial Information

Consolidated Balance Sheet

as at 30 June 2009

	Notes	30 June 2009 US$M	30 June 2008 US$M
ASSETS
Current assets
Cash and cash equivalents		10,833	4,237
Trade and other receivables		5,153	9,801
Other financial assets		763	2,054
Inventories		4,821	4,971
Assets held for sale		213	—
Current tax assets		424	119
Other		279	498

Total current assets		22,486	21,680

Non-current assets
Trade and other receivables		762	720
Other financial assets		1,543	1,448
Inventories		200	232
Property, plant and equipment		49,032	47,332
Intangible assets		661	625
Deferred tax assets		3,910	3,486
Other		176	485

Total non-current assets		56,284	54,328

Total assets		78,770	76,008

LIABILITIES
Current liabilities
Trade and other payables		5,619	6,774
Interest bearing liabilities		1,094	3,461
Liabilities held for sale		363	—
Other financial liabilities		705	2,088
Current tax payable		1,931	2,141
Provisions		1,887	1,596
Deferred income		251	418

Total current liabilities		11,850	16,478

Non-current liabilities
Trade and other payables		187	138
Interest bearing liabilities		15,325	9,234
Other financial liabilities		142	1,260
Deferred tax liabilities		3,038	3,116
Provisions		7,032	6,251
Deferred income		485	488

Total non-current liabilities		26,209	20,487

Total liabilities		38,059	36,965

Net assets		40,711	39,043

EQUITY
Share capital – BHP Billiton Limited		1,227	1,227
Share capital – BHP Billiton Plc		1,116	1,116
Treasury shares held		(525)	(514)
Reserves		1,305	750
Retained earnings		36,831	35,756

Total equity attributable to members of BHP Billiton Group	8	39,954	38,335
Minority interests	8	757	708

Total equity		40,711	39,043

The accompanying notes form part of this financial information.

BHP Billiton Results for the Year ended 30 June 2009

Consolidated Cash Flow Statement

for the year ended 30 June 2009

	Year ended 30 June 2009 US$M	Year ended 30 June 2008 US$M	Year ended 30 June 2007 US$M
Operating activities
Profit before taxation	11,617	23,483	19,212
Adjustments for:
Exceptional items	5,460	137	343
Depreciation and amortisation expense	3,871	3,612	2,754
Exploration and evaluation expense (excluding impairment)	1,009	859	539
Net gain on sale of non-current assets	(38)	(129)	(101)
Impairments of property, plant and equipment, investments and intangibles	190	137	129
Employee share awards expense	185	97	72
Financial income and expenses	543	662	512
Other	(320)	(629)	(382)
Changes in assets and liabilities:
Trade and other receivables	4,894	(4,255)	(1,118)
Inventories	(116)	(1,313)	(732)
Net financial assets and liabilities	(769)	526	224
Trade and other payables	(847)	1,824	561
Provisions and other liabilities	(497)	137	(39)

Cash generated from operations	25,182	25,148	21,974
Dividends received	30	51	38
Interest received	205	169	139
Interest paid	(519)	(799)	(633)
Income tax paid	(5,129)	(5,867)	(5,007)
Royalty related taxation paid	(906)	(885)	(554)

Net operating cash flows	18,863	17,817	15,957

Investing activities
Purchases of property, plant and equipment	(9,492)	(7,558)	(7,129)
Exploration expenditure (including amounts expensed)	(1,243)	(1,350)	(805)
Purchase of intangibles	(141)	(16)	(18)
Purchases of financial assets	(40)	(166)	(38)
Purchases of, or increased investment in, subsidiaries, operations and jointly controlled entities, net of their cash	(286)	(154)	(701)
Deferred payment on sale of operations	(126)	—	—

Cash outflows from investing activities	(11,328)	(9,244)	(8,691)
Proceeds from sale of property, plant and equipment	164	43	77
Proceeds from sale of financial assets	96	59	98
Proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities, net of their cash	17	78	203

Net investing cash flows	(11,051)	(9,064)	(8,313)

Financing activities
Proceeds from ordinary shares	29	24	22
Proceeds from interest bearing liabilities	7,323	7,201	2,811
Proceeds from debt related swaps	354	342	—
Repayment of interest bearing liabilities	(3,748)	(7,951)	(1,197)
Purchase of shares by Employee Share Ownership Plan Trusts	(169)	(250)	(165)
Share buy-back – BHP Billiton Limited	—	—	(2,824)
Share buy-back – BHP Billiton Plc	—	(3,115)	(2,917)
Dividends paid	(4,563)	(3,135)	(2,271)
Dividends paid to minority interests	(406)	(115)	(68)

Net financing cash flows	(1,180)	(6,999)	(6,609)

Net increase in cash and cash equivalents	6,632	1,754	1,035
Cash and cash equivalents, net of overdrafts, at beginning of period	4,173	2,398	1,351
Effect of foreign currency exchange rate changes on cash and cash equivalents	26	21	12

Cash and cash equivalents, net of overdrafts, at end of period	10,831	4,173	2,398

The accompanying notes form part of this financial information.

Financial Information

Notes to the Financial Information

1	Business segments

The Group operates nine Customer Sector Groups aligned with the commodities which we extract and market:

Customer Sector Group	Principal activities
Petroleum	Exploration, development and production of oil and gas

Aluminium	Mining of bauxite, refining of bauxite into alumina and smelting of alumina into aluminium metal

Base Metals	Mining of copper, silver, lead, zinc, molybdenum, uranium and gold

Diamonds and Specialty Products	Mining of diamonds and titanium minerals

Stainless Steel Materials	Mining and production of nickel products

Iron Ore	Mining of iron ore

Manganese	Mining of manganese ore and production of manganese metal and alloys

Metallurgical Coal	Mining of metallurgical coal

Energy Coal	Mining of thermal (energy) coal

Group and unallocated items represent Group centre functions and certain comparative data for divested assets and investments. Exploration and technology activities are recognised within relevant segments.

It is the Group’s policy that inter-segment sales are made on a commercial basis.

BHP Billiton Results for the Year ended 30 June 2009

1	Business segments (continued)

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2009
Revenue
Group production	6,924	3,219	6,616	896	2,202	9,815	2,473	7,988	3,830	—	43,963
Third party product	192	932	488	—	112	132	63	18	2,694	1,467	6,098
Rendering of services	6	—	—	—	—	61	—	81	—	2	150
Inter-segment revenue	89	—	1	—	41	40	—	—	—	(171)	—

Segment revenue (a)	7,211	4,151	7,105	896	2,355	10,048	2,536	8,087	6,524	1,298	50,211

Segment result	4,085	(121)	997	75	(5,186)	6,229	1,349	4,625	1,460	(1,353)	12,160

Net finance costs											(543)
Income tax expense											(4,784)
Royalty related taxation											(495)

Profit after taxation											6,338

Adjusted EBITDA	5,428	311	1,915	372	(456)	6,520	1,399	4,961	1,722	(396)	21,776

Other significant non-cash items	28	123	(64)	(2)	(317)	111	(2)	(28)	(46)	(908)	(1,105)

EBITDA (b)	5,456	434	1,851	370	(773)	6,631	1,397	4,933	1,676	(1,304)	20,671

Depreciation and amortisation	(1,288)	(298)	(663)	(222)	(439)	(384)	(48)	(277)	(210)	(42)	(3,871)
Impairment (losses) / reversals recognised	(83)	(257)	(191)	(73)	(3,974)	(18)	—	(31)	(6)	(7)	(4,640)

Profit from operations	4,085	(121)	997	75	(5,186)	6,229	1,349	4,625	1,460	(1,353)	12,160

Profit from group production	4,081	(111)	1,031	75	(5,237)	6,022	1,358	4,618	1,174	(1,354)	11,657
Profit from third party production	4	(10)	(34)	—	51	207	(9)	7	286	1	503

Capital expenditure	1,905	863	1,018	112	685	1,922	279	1,562	876	114	9,336

Segment assets	12,444	7,575	14,812	2,073	4,767	8,735	1,454	4,929	4,555	17,426	78,770

Segment liabilities	3,388	1,242	2,995	292	1,482	1,501	571	1,249	2,004	23,335	38,059

(a)	Revenue not reported in business segments reflects sales of freight and fuel to third parties. Sales of fuel were previously reported as part of Petroleum. This change better reflects management responsibilities for these activities. Comparatives have been restated for all periods presented. The change in presentation results in revenues of US$994 million for the year ended 30 June 2009 (2008: US$1,165 million; 2007: US$744 million), being reported in Group and unallocated items rather than Petroleum. The impact on profit from operations for Petroleum was immaterial.
(b)	EBITDA is profit from operations, before depreciation, amortisation and impairments.

Financial Information

1	Business segments (continued)

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2008
Revenue
Group production	7,997	4,675	13,231	969	5,040	9,246	2,844	3,818	3,921	—	51,741
Third party product	254	1,071	1,543	—	48	108	68	61	2,639	1,763	7,555
Rendering of services	10	—	—	—	—	63	—	62	—	42	177
Inter-segment revenue	121	—	—	—	—	38	—	—	—	(159)	—

Segment revenue (a)	8,382	5,746	14,774	969	5,088	9,455	2,912	3,941	6,560	1,646	59,473

Segment result	5,485	1,465	7,890	189	1,237	4,631	1,644	937	1,057	(390)	24,145

Net finance costs											(662)
Income tax expense											(6,798)
Royalty related taxation											(723)

Profit after taxation											15,962

Adjusted EBITDA	6,651	1,774	8,557	367	1,743	5,086	1,694	1,236	1,306	(214)	28,200

Other significant non-cash items	2	1	100	(3)	(4)	(124)	(2)	(27)	20	(132)	(169)

EBITDA (b)	6,653	1,775	8,657	364	1,739	4,962	1,692	1,209	1,326	(346)	28,031

Depreciation and amortisation	(1,113)	(309)	(658)	(142)	(450)	(331)	(48)	(272)	(241)	(48)	(3,612)
Impairment (losses) / reversals recognised	(55)	(1)	(109)	(33)	(52)	—	—	—	(28)	4	(274)

Profit from operations	5,485	1,465	7,890	189	1,237	4,631	1,644	937	1,057	(390)	24,145

Profit from group production	5,483	1,445	8,091	189	1,237	4,748	1,644	941	1,146	(395)	24,529
Profit from third party production	2	20	(201)	—	—	(117)	—	(4)	(89)	5	(384)

Capital expenditure	2,116	556	989	123	1,191	1,832	155	500	438	29	7,929

Segment assets	11,874	7,672	15,356	1,964	8,477	8,656	1,688	3,916	5,173	11,232	76,008

Segment liabilities	2,980	1,308	4,197	270	1,202	1,862	534	1,269	3,174	20,169	36,965

BHP Billiton Results for the Year ended 30 June 2009

1	Business segments (continued)

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items / eliminations	BHP Billiton Group
Year ended 30 June 2007
Revenue
Group production	4,846	4,564	10,756	893	6,800	5,421	1,149	3,712	2,980	14	41,135
Third party product	177	1,315	1,879	—	101	29	95	10	1,595	1,001	6,202
Rendering of services	7	—	—	—	—	55	—	41	1	32	136
Inter-segment revenue	111	—	—	—	—	19	—	6	—	(136)	—

Segment revenue (a)	5,141	5,879	12,635	893	6,901	5,524	1,244	3,769	4,576	911	47,473

Segment result	3,010	1,856	6,875	197	3,675	2,728	253	1,247	305	(422)	19,724

Net finance costs											(512)
Income tax expense											(5,305)
Royalty related taxation											(411)

Profit after taxation											13,496

Adjusted EBITDA	3,789	2,111	7,309	317	3,946	2,972	294	1,510	761	(313)	22,696

Other significant non-cash items	(3)	28	139	(2)	4	(24)	(1)	(3)	10	(61)	87

EBITDA (b)	3,786	2,139	7,448	315	3,950	2,948	293	1,507	771	(374)	22,783
Depreciation and amortisation	(694)	(268)	(565)	(118)	(275)	(220)	(40)	(238)	(290)	(46)	(2,754)
Impairment (losses) / reversals recognised	(82)	(15)	(8)	—	—	—	—	(22)	(176)	(2)	(305)

Profit from operations	3,010	1,856	6,875	197	3,675	2,728	253	1,247	305	(422)	19,724

Profit from group production	3,010	1,830	6,963	197	3,675	2,729	251	1,246	175	(426)	19,650
Profit from third party production	—	26	(88)	—	—	(1)	2	1	130	4	74

Capital expenditure	1,703	369	868	164	1,509	1,517	72	557	316	41	7,116

Segment assets	9,554	7,184	14,459	1,979	7,745	5,467	971	3,083	4,122	6,840	61,404

Segment liabilities	2,504	1,006	3,505	220	1,150	1,211	381	910	2,276	18,323	31,486

Financial Information

2	Exceptional items

Exceptional items are those items where their nature or amount is considered material to the financial report. Such items included within the Group profit for the period are detailed below.

Year ended 30 June 2009	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Suspension of Ravensthorpe nickel operations	(3,615)	1,076	(2,539)
Announced sale of Yabulu refinery	(510)	(175)	(685)
Withdrawal or sale of other operations	(665)	(23)	(688)
Deferral of projects and restructuring of operations	(306)	86	(220)
Newcastle steelworks rehabilitation	(508)	152	(356)
Lapsed offers for Rio Tinto	(450)	93	(357)

	(6,054)	1,209	(4,845)

Exceptional items by segment
Aluminium	(313)	14	(299)
Base Metals	(295)	(14)	(309)
Diamonds and Specialty Products	(70)	—	(70)
Stainless Steel Materials	(4,332)	964	(3,368)
Metallurgical Coal	(86)	—	(86)
Group and unallocated	(958)	245	(713)

	(6,054)	1,209	(4,845)

Suspension of Ravensthorpe nickel operations:

On 21 January 2009 the Group announced the suspension of operations at Ravensthorpe nickel operations (Australia) and as a consequence stopped the processing of the mixed nickel cobalt hydroxide product at Yabulu (Australia). As a result, charges relating to impairment, increased provisions for contract cancellation, redundancy and other closure costs of US$3,615 million (US$1,076 million tax benefit) were recognised. This exceptional item does not include the loss from operations of Ravensthorpe nickel operations of US$173 million.

Announced sale of Yabulu refinery:

On 3 July 2009 the Group announced the sale of the Yabulu nickel operations. As a result, impairment charges of US$510 million (US$nil tax benefit) were recognised in addition to those recognised on suspension of the Ravensthorpe nickel operations. As a result of the sale, deferred tax assets of US$175 million are no longer expected to be realised by the Group and were recognised as a charge to income tax expense. The remaining assets and liabilities of the Yabulu operations have been classified as held for sale as at 30 June 2009.

Withdrawal or sale of other operations:

As part of the Group’s regular review of the long term viability of operations, a total charge of US$665 million (US$23 million tax expense) was recognised primarily in relation to the decisions to cease development of the Maruwai Haju trial mine (Indonesia), sell the Suriname operations, suspend copper sulphide mining operations at Pinto Valley (US) and cease the pre-feasibility study at Corridor Sands (Mozambique). The remaining assets and liabilities of the Suriname operations have been classified as held for sale as at 30 June 2009.

BHP Billiton Results for the Year ended 30 June 2009

Deferral of projects and restructuring of operations:

As part of the Group’s regular review of the long term viability of continuing operations, a total charge of US$306 million (US$86 million tax benefit) was recognised primarily in relation to the deferral of expansions at the Nickel West operations (Australia), deferral of the Guinea Alumina project (Guinea) and the restructuring of the Bayside Aluminium Casthouse operations (South Africa).

Newcastle steelworks rehabilitation:

The Group recognised a charge of US$508 million (US$152 million tax benefit) for additional rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia). The increase in obligations relate to changes in the estimated volume of sediment in the Hunter River requiring remediation and treatment, and increases in estimated treatment costs.

Lapsed offers for Rio Tinto:

The Group’s offers for Rio Tinto lapsed on 27 November 2008 following the Board’s decision that it no longer believed that completion of the offers was in the best interests of BHP Billiton shareholders. The Group incurred fees associated with the US$55 billion debt facility (US$156 million cost, US$31 million tax benefit), investment bankers’, lawyers’ and accountants fees, printing expenses and other charges (US$294 million cost, US$62 million tax benefit) in progressing this matter over the eighteen months up to the lapsing of the offers which have been expensed in the year ended 30 June 2009.

Exceptional items are classified by nature of expense as follows:

Year ended 30 June 2009 US$M	Impairments of Property, Plant and Equipment	Closure and rehabilitation provisions	Contract cancellation, redundancy and other closure costs	Impairment of inventories	Rio Tinto offer costs	Gross

Suspension of Ravensthorpe nickel operations	(3,260)	—	(228)	(127)	—	(3,615)

Announced sale of Yabulu refinery	(510)	—	—	—	—	(510)

Withdrawal or sale of other operations	(463)	(34)	(137)	(31)	—	(665)

Deferral of projects and restructuring of operations	(217)	—	(80)	(9)	—	(306)

Newcastle steelworks rehabilitation	—	(508)	—	—	—	(508)

Lapsed offers for Rio Tinto	—	—	—	—	(450)	(450)

	(4,450)	(542)	(445)	(167)	(450)	(6,054)

Assets held for sale:

The remaining assets and liabilities of Yabulu and Suriname comprising inventory of US$131 million, property, plant and equipment of US$55 million, closure and rehabilitation provisions of US$305 million and working capital and tax balances of US$31 million have been classified as held for sale at 30 June 2009.

Financial Information

Year ended 30 June 2008	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Recognition of benefit of tax losses in respect of the acquisition of WMC and consequent reduction in goodwill	(137)	159	22

	(137)	159	22

Exceptional items by segment
Base Metals	(99)	(34)	(133)
Stainless Steel Materials	(38)	(4)	(42)
Group and unallocated	—	197	197

	(137)	159	22

Recognition of benefit of tax losses in respect of the acquisition of WMC and consequent reduction in goodwill:

Tax losses incurred by WMC Resources Ltd (WMC) were not recognised as a deferred tax asset at acquisition pending a ruling application to the Australian Taxation Office. The ruling has now been issued confirming the availability of those losses. This resulted in the recognition of a deferred tax asset (US$197 million) and consequential adjustment to deferred tax liabilities (US$38 million) through income tax expense at current exchange rates. As a further consequence the Group recognised an expense for a corresponding reduction in goodwill measured at the exchange rate at the date of acquisition.

Year ended 30 June 2007	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Impairment of South African coal operations	(176)	34	(142)
Newcastle steelworks rehabilitation	(167)	50	(117)

	(343)	84	(259)

Exceptional items by segment
Energy Coal	(176)	34	(142)
Group and unallocated	(167)	50	(117)

	(343)	84	(259)

Impairment of South African coal operations:

As part of the Group’s regular review of assets whose value may be impaired, a charge of US$176 million (US$34 million tax benefit) was recorded in 2007 in relation to coal operations in South Africa.

Newcastle steelworks rehabilitation:

The Group recognised a charge against profits of US$167 million (US$50 million tax benefit) for additional rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia). The increase in obligations relate to changes in the estimated volume of sediment in the Hunter River requiring remediation and treatment, and increases in treatment costs.

BHP Billiton Results for the Year ended 30 June 2009

3	Interests in jointly controlled entities

Major shareholdings in jointly controlled entities	Ownership interest at BHP Billiton Group reporting date(a)			Contribution to profit after taxation
	2009%	2008%	2007%	2009 US$M	2008 US$M	2007 US$M
Mozal SARL	47.1	47.1	47.1	84	207	259
Compañia Minera Antamina SA	33.75	33.75	33.75	185	615	506
Minera Escondida Limitada	57.5	57.5	57.5	422	3,930	3,442
Samarco Mineracao SA	50	50	50	340	279	239
Carbones del Cerrejón LLC	33.3	33.3	33.3	243	183	112
Other(b)				159	90	109

Total				1,433	5,304	4,667

(a)	The ownership interest at the Group’s and the jointly controlled entity’s reporting date are the same. When the annual financial reporting date is different to the Group’s, financial information is obtained as at 30 June in order to report on a basis consistent with the Group’s reporting date.
(b)	Includes immaterial jointly controlled entities and the Richards Bay Minerals joint venture owned 50 per cent (2008: 50 per cent; 2007: 50 per cent).

4	Net finance costs

	2009 US$M	2008 US$M	2007 US$M
Financial expenses
Interest on bank loans and overdrafts	47	52	62
Interest on all other borrowings	527	670	613
Finance lease and hire purchase interest	15	14	5
Dividends on redeemable preference shares	1	1	1
Discounting on provisions and other liabilities	315	310	255
Discounting on pension and medical benefit entitlements	132	138	127
Interest capitalised (a)	(149)	(204)	(353)
Net fair value change on hedged loans and related hedging derivatives	13	2	27
Exchange variations on net debt	(49)	(28)	39

	852	955	776

Financial income
Interest income	(198)	(168)	(155)
Expected return on pension scheme assets	(111)	(125)	(109)

	(309)	(293)	(264)

Net finance costs	543	662	512

(a)	Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the year ended 30 June 2009 the capitalisation rate was 4.25 per cent (2008: 5.0 per cent; 2007: 5.7 per cent).

Financial Information

5	Taxation

	2009 US$M	2008 US$M	2007 US$M
Taxation expense including royalty related taxation
UK taxation expense	319	217	85

Australian taxation expense	3,158	3,397	2,768

Overseas taxation expense	1,802	3,907	2,863

Total taxation expense	5,279	7,521	5,716

Total taxation expense including exceptional items was US$5,279 million, representing an effective rate of 45.4 per cent (2008: 32.0 per cent, 2007: 29.8 per cent). Excluding the impacts of exceptional items the taxation expense was US$6,488 million (2008: US$7,680 million; 2007: US$5,800 million).

Exchange rate movements increased taxation expense by US$444 million (2008: decreased taxation expense by US$229 million, 2007: decreased taxation expense by US$395 million). The weaker Australian dollar against the US dollar has significantly reduced the Australian deferred tax assets for future tax depreciation since 30 June 2008. This was partly offset by the devaluation of local currency tax liabilities due to the stronger US dollar. Royalty-related taxation represents an effective rate of 4.3 per cent for the current period (2008: 3.1 per cent, 2007: 2.1 per cent).

Excluding the impacts of royalty-related taxation, the impact of exchange rate movements and tax on exceptional items the underlying effective rate was 31.4 per cent (2008: 30.4 per cent, 2007: 29.6 per cent).

6	Earnings per share

	2009	2008	2007
Basic earnings per ordinary share (US cents)	105.6	275.3	229.5

Diluted earnings per ordinary share (US cents)	105.4	274.8	228.9

Basic earnings per American Depositary Share (ADS) (US cents) (a)	211.2	550.6	459.0

Diluted earnings per American Depositary Share (ADS) (US cents) (a)	210.8	549.6	457.8

Basic earnings (US$M)	5,877	15,390	13,416

Diluted earnings (US$M) (b)	5,899	15,402	13,430

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

Weighted average number of shares	2009 Million	2008 Million	2007 Million
Basic earnings per ordinary share denominator	5,565	5,590	5,846

Shares and options contingently issuable under employee share ownership plans	33	15	20

Diluted earnings per ordinary share denominator	5,598	5,605	5,866

(a)	Each American Depository Share (ADS) represents two ordinary shares.
(b)	Diluted earnings are calculated after adding back dividend equivalent payments of US$22 million (2008: US$12 million; 2007: US$14 million) that would not be made if potential ordinary shares were converted to fully paid.

BHP Billiton Results for the Year ended 30 June 2009

7	Dividends

	2009 US$M	2008 US$M	2007 US$M
Dividends paid during the period
BHP Billiton Limited	2,754	1,881	1,346
BHP Billiton Plc – Ordinary shares	1,809	1,252	923
– Preference shares(a)	—	—	—

	4,563	3,133	2,269

Dividends declared in respect of the period
BHP Billiton Limited	2,754	2,351	1,605
BHP Billiton Plc – Ordinary shares	1,809	1,545	1,097
– Preference shares(a)	—	—	—

	4,563	3,896	2,702

	2009 US cents	2008 US cents	2007 US cents
Dividends paid during the period (per share)
Prior year final dividend	41.0	27.0	18.5
Interim dividend	41.0	29.0	20.0

	82.0	56.0	38.5

Dividends declared in respect of the period (per share)
Interim dividend	41.0	29.0	20.0
Final dividend	41.0	41.0	27.0

	82.0	70.0	47.0

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate. Subsequent to year-end, on 12 August 2009, BHP Billiton declared a final dividend of 41.0 US cents per share (US$2,281 million), which will be paid on 25 September 2009 (2008: 41.0 US cents per share – US$2,282 million; 2007: 27.0 US cents per share – US $1,528 million).

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2009 US$M	2008 US$M	2007 US$M
Franking credits as at 30 June	2,506	1,623	144
Franking credits arising from the payment of current tax payable	1,265	818	923

Total franking credits available(b)	3,771	2,441	1,067

(a)	5.5 per cent dividend on 50,000 preference shares of £1 each declared and paid annually (2008: 5.5 per cent; 2007: 5.5 per cent).
(b)	The payment of the final 2009 dividend declared after 30 June 2009 will reduce the franking account balance by US$590 million.

Financial Information

8	Total equity

	Attributable to members of BHP Billiton Group			Minority interests
	2009 US$M	2008 US$M	2007 US$M	2009 US$M	2008 US$M	2007 US$M
Total equity opening balance	38,335	29,667	24,218	708	251	237

Total recognised income and expense for the period	6,146	15,004	13,596	458	571	82

Transactions with owners - contributed equity	—	6	17	(3)	(1)	—

Dividends	(4,563)	(3,133)	(2,269)	(406)	(113)	(68)

Accrued employee entitlement to share awards	185	97	72	—	—	—

Purchases of shares made by ESOP Trusts	(149)	(231)	(165)	—	—	—

BHP Billiton Plc share buy-back	—	(3,075)	(2,957)	—	—	—

BHP Billiton Limited share buy-back	—	—	(2,845)	—	—	—

Total equity closing balance	39,954	38,335	29,667	757	708	251

9	Subsequent events

Other than the matters outlined above, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the BHP Billiton Group in subsequent accounting periods.